

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Carey Dorman
Executive Vice President, Chief Financial Officer
Element Solutions Inc
500 East Broward Boulevard
Suite 1860
Fort Lauderdale, Florida 33394

> **Re: Element Solutions Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36272**

Dear Carey Dorman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Industrial Applications and Services